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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilliard Farber Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Richard J. Cotter 646-484-2929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, 24th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/10

OATH OR AFFIRMATION

I, Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilliard Farber Securities Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARC RABINOWITZ
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01RA6011892
QUALIFIED IN KINGS COUNTY
My Commission Expires August 17, 2010

Signature

Vice President

Title

02/23/2010

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilliard Farber & Co., Inc and Subsidiary

Statement of Financial Condition
December 31, 2009

Hilliard Farber & Co., Inc. and Subsidiary
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors Hilliard Farber & Co., Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hilliard Farber & Co., Inc. (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 25, 2010

Hilliard Farber & Co., Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 44,076,630
Deposits with clearing organizations	5,400,000
Receivable from brokers and dealers and clearing organizations	10,268,911
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,263,956)	1,215,033
Membership in clearing organizations, at cost	127,833
Deferred tax asset	49,817
Other assets	2,855,069
Total assets	$ 63,993,293
Liabilities and Stockholder's Equity	
Liabilities	
Payable to brokers and dealers and clearing organizations	$ 9,025,446
Accrued compensation	21,395,680
Accrued expenses, taxes and other payables	4,227,164
	34,648,290
Commitments	
Stockholder's equity	
Common stock	
Class A $.01 par value 150,000 shares authorized 105,862 shares issued	1,059
Class B (nonvoting) $.01 par value 50,000 shares authorized 7,586 shares issued	76
Additional paid-in capital	14,255,446
Retained earnings	39,715,272
	53,971,853
Common stock in treasury, at cost (36,022 shares)	(24,626,850)
	29,345,003
Total liabilities and stockholders' equity	$ 63,993,293

1. Nature of Operations

Hilliard Farber & Co., Inc. ("HFCO") is a registered broker dealer operating as a broker's broker in the purchase and sale of United States government mortgage-backed securities and United States Treasury bills, notes and bonds.

Hilliard Farber Securities Corp. ("HFSC") is wholly owned by HFCO and is a regulated broker-dealer operating as a brokers' broker in the purchase and sale of collateralized mortgage obligations, commercial mortgage-backed securities and asset-backed securities.

HFCO and HFSC are registered members of the Financial Industry Regulatory Authority ("FINRA") and are subject to the Securities Exchange Act of 1934 ("SEC").

Pursuant to a stock purchase agreement, as of October 31, 2008, HFCO became the wholly-owned subsidiary of Hydrogen Holdings Corporation (the "Parent"), which is a wholly-owned subsidiary of Tradeweb NewMarkets LLC. HFCO will continue to operate under its existing name.

2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of HFCO and its Subsidiary (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Change in Fiscal Year End
The Company changed its fiscal year end from October 31 to December 31.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of generally less than three months.

Fair Value Measurement
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no instruments that are be classified within level 2 or 3 of the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements and Depreciation and Amortization
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using straight-line methods over the estimated useful lives of the related assets Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

3. Cash and Cash Equivalents

At December 31, 2009, cash equivalents include an investment in money market funds of $43,500,000 with a major financial institution. Due to the short-term liquid nature of these instruments, the recorded value has been determined to approximate fair value. The money market fund is classified within level I of the fair value hierarchy.

4. Deposits With Clearing Organizations

Deposits with clearing organizations include cash of $5,400,000.

5. Receivable from and Payable to Brokers and Dealers and Clearing Organizations

Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company's normal securities transactions are generally collateralized by those securities.

6. Leases

The Company is obligated under a non-cancelable operating lease for office space in New York, New York. The lease expires April 30, 2011 and contains a provision for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating lease for office space in Berkeley Heights, New Jersey. The lease expires January 31, 2020. The lease contains a provision for escalation based on increases in certain costs incurred by the landlord.

A schedule of future minimum annual rental payments due is as follows:

Year Ending December 31, 2009	Amount
2010	$ 748,998
2011	474,479
2012	332,347
2013	337,859
2014	339,111
Thereafter	1,723,815
	$ 3,956,609

7. Income Taxes

The Parent files a consolidated federal income tax return and combined state and local returns. The Parent makes all income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

The Company's provision for income taxes is different from that which would be expected using statutory rates due to nondeductible portions of dues, customer relations and entertainment expenses.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities in accordance with FASB ASC 740. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

At December 31, 2009, the Company recorded $49,817 of net deferred tax assets. Deferred income taxes have been provided to account for temporary differences arising primarily from amortization and depreciation, and trade date versus settlement date transactions which are treated differently for financial statement and income tax reporting purposes.

No valuation allowance is recorded at December 31, 2009 as the Company believes that the deferred tax assets will more likely than not be realized.

8. Profit-Sharing & Employee Stock Ownership Plans

The Company sponsors a defined contribution retirement plan covering substantially all employees. Contributions to the plan are determined at year-end by the Company. Employees qualify for benefits upon reaching the age of 60. Vesting begins at 33% after one year of service and increases to 67% after two years of service and to 100% after the third year.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account. Eligible employees receive 401(k) matching contributions. The Company matches 100% of the employee's contribution, up to 3% and 50% of the next 2% which vests immediately.

The Company also sponsors an Employee Stock Ownership Plan ("ESOP"). Employees are eligible to participate in the ESOP after one year of service and the attainment of twenty-one years of age. The ESOP provides, at the discretion of its Board of Directors, for the Company to make

annual contributions up to the maximum amount permitted under the Internal Revenue Code. Management plans to terminate the ESOP and distribute all assets to its participants.

9. Net Capital Requirements

HFCO and HFSC are subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission wherein a broker-dealer is to have at all times sufficient assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

HFCO's net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows as of December 31, 2009:

Net capital, as defined	$ 12,335,051
Minimum net capital required	$ 1,712,345
Net capital in excess of minimum requirement	$ 10,622,706
Excess net capital at 1,000 percent	$ 9,766,534
Total aggregate indebtedness	$ 25,685,168
Ratio of aggregate indebtedness to net capital	2.08 to 1

HFSC net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows:

Net capital, as defined	$ 9,320,079
Minimum net capital required	$ 100,000
Net capital in excess of minimum requirement	$ 9,220,079
Excess net capital at 1,000 percent	$ 9,200,079
Total aggregate indebtedness	$ 713,865
Ratio of aggregate indebtedness to net capital	.08 to 1

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each

counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

11. Related Party Transactions

Under a service agreement between the Company and Tradeweb Markets LLC ("Markets"), Markets provides the Company with certain legal, compliance, regulatory, human resources, technology, content, financial, accounting, sales and customer support and administrative services relating to the Company's inter-dealer broker business. Fees on the agreement are based on actual costs incurred by Markets, with allocated costs, as defined by the agreement, charged at 130% of actual costs incurred by Markets, and direct costs, as defined by the agreement, charged at 100% of actual costs incurred by Markets.

12. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through February 25, 2010, the date that the Company's financial statements were issued.